

16022249

Washington, D.C. 20549

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SEC FILE NUMBER
8-66733

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/15 (MM/DD/YY) AND ENDING 06/30/16

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The Fig Group, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3131 McKinney Ave, Suite 600
(No. and Street)

Dallas (City) Texas (State) 75204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Emily Messerschmitt 214-273-3230
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson
(Name – if individual, state last, first, middle name)

15565 Northland Drive, Suite 508 (Address) West Southfield (City) MI (State) 46075 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Emily Messerschmitt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of The Fig Group, L.L.C., as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public


ELIZABETH LAMMERS
MY COMMISSION EXPIRES
December 3, 2018

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Report of Independent Registered Public Accounting Firm on Management's Exception Report.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

THE FIG GROUP, L.L.C

CONTENTS

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
The Fig Group, LLC
3131 McKinney Avenue
Suite 600
Dallas, TX 75204

Report on the Financial Statements

I have audited the accompanying statement of financial condition of The Fig Group, LLC as of June 30, 2016 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of The Fig Group, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Fig Group, LLC as of June 30, 2016, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of The Fig Group, LLC financial statements. Supplemental Information is the responsibility of The Fig Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements

or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with the standards of the Public Company Accounting Oversight Board (United States. In my opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
September 7, 2016

THE FIG GROUP, L.L.C
Statement of Financial Condition
June 30, 2016

ASSETS

Cash	$	5,403
Receivable from broker-dealer		30,000
Due from broker-dealer		5,279
Other assets		800
	$	41,482

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	6,195
Accrued expenses and other liabilities		129
		6,324
Members' Equity	$	35,158
	$	41,482

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Income
For the Year Ended June 30, 2016

Revenues	
Commission income	$ 188,348
Interest income	1
Other income	11,482
Total revenue	199,831
Expenses	
Compensation and benefits	13,318
Commission expense	144,749
Occupancy and equipment costs	8,400
Regulatory fees and expenses	4,624
Other expenses	26,746
Total expenses	197,837
Net income (loss)	$ 1,994

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended June 30, 2016

Balance at June 30, 2015	$ 33,164
Net Income (Loss)	1,994
Balance at June 30, 2016	$ 35,158

The accompanying notes are an integral part of these financial statements

THE FIG GROUP, L.L.C.
Statement of Changes in Members' Equity
For the Year Ended June 30, 2016

	Contributed Capital	Retained Profit	Total Member's Equity
Balances at July 1, 2015	$ -0-	$ 33,164	$ 33,164
Capital Transactions	$ -0-	$ -0-	$ -0-
Prior Period Adjustment	$ -0-	$ -0-	$ -0-
Net Income	$ -0-	$ 1,994	$ 1,994
Balances at June 30, 2016	$ -0-	$ 35,158	$ 35,158

The accompanying notes are an integral part of these financial statements

THE FIG GROUP, L.L.C.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2016

Balance at June 30, 2015	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2016	$	-0-

The accompanying notes are an integral part of these financial statements

THE FIG GROUP, L.L.C.
Statement of Cash Flows
For the Year Ended June 30, 2016

Cash flows from operating activities	
Net income (loss)	$ 1,994
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:	
Change in operating assets and liabilities:	
Increase in other assets	(798)
Increase in due from broker-dealer	(919)
Decrease in accounts payable	(1,074)
Net cash provided (used) by operating activities	(797)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net increase (decrease) in cash	(797)
Cash at beginning of year	6,200
Cash at end of year	$ 5,403

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ 409
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

THE FIG GROUP, L.L.C.
Notes to Financial Statements
June 30, 2016

Note 1 - Summary of Significant Accounting Policies

The Fig Group, L.L.C. (the "Company") was formed under the laws of the State of Texas. Offices of the Company are located in Dallas, Texas. The Company became effective May 11, 2005 as a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. Substantially all of the Company's business is conducted with customers located in the United States.

The Company's members have limited personal liability for the obligations or debts of the Company.

Purchase and sales of securities are recorded on a trade date basis. Commission revenue and expense are recorded on a trade date basis.

Receivable from broker-dealer and due from broker-dealer are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Securities owned and securities sold but not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

The Company's net income is taxed at the member level rather than at the corporate level for federal income tax purposes. Income tax returns are generally subject to examination by the respective federal and state authorities over various statues of limitations generally three to five years from date of filing.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At June 30, 2016, the Company had net capital of approximately $34,359 and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital was .18 to 1. The SEC permits a ratio of no greater that 15 to 1.

Capital distributions to the Company's members can be made under a capital distribution policy approved by the Company's board of directors. Periodic distributions approved by the Company's board of directors are made to enable its members to pay federal income taxes on Company profits, among other purposes.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

The Company leases office space from one of its members. Rent expense for the year ended June 30, 2016 was $8,400.

Note 5 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on any unsettled trades. At June 30, 2016, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of an potential losses relating to this indemnification.

Note 6 - Subsequent Event

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through September 7, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

June 30, 2016

Schedule I

THE FIG GROUP, L.L.C.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF NET CAPITAL

Total member equity qualified for net capital	$ 35,158
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	35,158
Deductions and/or charges	
Non-allowable assets:	
Other assets	(799)
Net capital before haircuts on securities positions	34,359
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	-0-
Net capital	$ 34,359

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Liabilities	$
Accounts Payable	6,195
Accrued expenses and other liabilities	129
Total aggregate indebtedness	$ 6,324

Schedule I (continued)

THE FIG GROUP, L.L.C
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2016

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 422
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 29,359
Ratio: Aggregate indebtedness to net capital	.18 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital as reported in the Company's unaudited Focus report	$ 34,359
Net capital per audited report	$ 34,359

Schedule II

THE FIG GROUP, L.L.C
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2016

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Sterne Agee

REPORT ON BROKER DEALER EXEMPTION

For the year ended June 30, 2016

See accountant's audit report

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

September 7, 2016

Board of Directors
The Fig Group, LLC
3131 McKinney Avenue
Suite 600
Dallas,, TX 75219

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) The Fig Group, LLC, identified the following provisions of 17 C.F.R. § 15c3-3(k) under which The Fig Group, LLC, claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(ii), and (2) The Fig Group, LLC, stated that The Fig Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception The Fig Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about The Fig Group, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA



THE FIG GROUP
LLC

September 7, 2016

Edward Richardson, Jr. CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

RE: Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE June 30, 2016

Dear Mr. Richardson Jr.,

Please be advised that The Fig Group, LLC has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of July 1, 2015 through June 30, 2016. The Fig Group, LLC did not hold customer securities or funds at any time during this period and does business on a limited basis (publicly registered non-trades REITS, and oil & gas partnerships). The Fig Group, LLC's past business has been of similar nature and has complied to this exemption since its inception, (date).

Emily Messerschmitt, the president of The Fig Group, LLC has made available to Edward Richardson, Jr., CPA all records and information including all communications from regulatory agencies received through the date of this review June 30, 2016.

Emily Messerschmitt has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected The Fig Group, LLC's compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (214) 273-3231.

Very truly yours,

Emily Messerschmitt
President
The Fig Group, LLC

3131 McKinney Avenue Suite 600 Dallas, Texas 75204
(p) 214-273-3230 (f) 214-219-9600